Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH DELIVERS STRONG SECOND QUARTER OPERATIONAL PERFORMANCE AND CONTINUED DEBT AND COST REDUCTIONS

(Calgary, August 4, 2016) – Pengrowth's continued focus on all cost structures was clearly demonstrated with the second quarter results, where operating costs are now expected to come in approximately $65 million below guidance, year to date general and administrative (G&A) costs dropped by approximately $9.0 million year over year and transportation costs were also reduced. The impact of cost reduction efforts is evident in the successful reduction of approximately $225 million of outstanding debt since the end of 2015 and having $54.1 million of cash on hand at the end of the quarter. With the expected benefits from Pengrowth's risk management program, the Company expects to have approximately $150 to $200 million of cash on hand by the end of the year, which could be used to partially retire debt maturing in 2017.
The Company delivered second quarter 2016 average daily production of 56,735 barrels of oil equivalent (boe) per day, which was essentially unchanged from the first quarter after accounting for the impact of divested properties and scheduled turnaround activity, demonstrating the ongoing focus on production optimization and the low decline nature of Pengrowth's asset base.
Pengrowth continues to see strong evidence of improving capital efficiencies on both the conventional and thermal sides of its business. Montney productivity continues to improve with associated declining capital costs. The thermal business continues to indicate strong capital cost reductions with Phase two cost estimates for Lindbergh down by an estimated 20 percent on a year over year basis.
"In the last 18 months, our relentless focus on both our cost structures and asset performance has delivered significant and sustainable improvements." said Derek Evans, President and Chief Executive Officer of Pengrowth. "We are pleased with the excellent results in terms of decreased cost structures and production optimization of our assets, as well as the resulting positive impact that this work has had on our debt reduction efforts."

Financial and Operating Highlights:
•	Year to date, Pengrowth has successfully reduced its outstanding debt by approximately $225 million and year over year outstanding debt has been reduced by approximately $371 million. The Company had $54.1 million of cash on hand at the end of the quarter, which is expected to increase to approximately $150 to $200 million by the end of the year.
•	Realized improvements in operating expenses resulting in the lowering of full year operating expense guidance by approximately $65 million, with full year per unit guidance now at $13.50 to $14.25 per boe.
•	Achieved significant reductions in G&A and transportation expenses.
•	Received Environmental Protection and Enhancement Act (EPEA) approval for the expansion of Lindbergh thermal production to 30,000 barrel per day (bbl per day). This approval allows Pengrowth to produce above the current nameplate capacity as well as providing the opportunity for additional incremental optimization capital to take production to approximately 18,000 bbl per day.
•	Increased Lindbergh production by two percent in the second quarter, averaging 15,532 bbl per day at an average steam oil ratio (SOR) of 2.35, compared to average daily production of 15,256 bbl per day in the first quarter.
•	Generated second quarter funds flow from operations of $89.1 million ($0.16 per share) compared to $106.2 million ($0.20 per share) in the first quarter 2016.
•	Realized gains of $77.1 million during the quarter and $204.1 million in the first six months of the year from the commodity risk management program. The Company continues to benefit from a risk management portfolio, including foreign exchange hedges, with an estimated fair value of $220 million as at July 29, 2016.
Year to date, Pengrowth's focus on cost management and debt reduction has resulted in the Company successfully reducing its outstanding debt by approximately $225 million to $1.63 billion from $1.86 billion at December 31, 2015, through a combination of cash repayments and the impact of favourable foreign exchange movements in respect of US dollar denominated term debt. The Company also had $54.1 million of cash on hand at the end of the quarter and maintains a $1.0 billion committed, revolving credit facility which was undrawn at the end of the quarter.
Cost reduction efforts across the organization remain a priority and these efforts have translated into significant savings in both operating and G&A expenses. Year to date, operating expenses to June 30, 2016 of $136.8 million were approximately $63 million lower compared to the same period in 2015 while cash G&A expenses of $37.8 million were approximately $9.0 million lower compared to the same period in 2015. Operating expenses declined $3.4 million in the second quarter to $66.7 million compared to $70.1 million in the first quarter of 2016. This continued improvement in operating expenses has resulted in year to date per unit operating cost of $12.65 per boe, which is trending well below previous corporate guidance of $15.25 to $16.25 per boe. As a result of the lower operating expenses realized thus far in 2016, Pengrowth is revising its full year operating expense estimate down by approximately $65 million resulting in a new per boe guidance range of $13.50 to $14.25 per boe. This represents a decline of approximately 12 percent using the mid-point of production guidance.

Over the quarter, Pengrowth continued to benefit from the stabilization in operating funds flow provided by the Company's risk management strategy, as commodity prices remained at challenging levels. In total, realized hedging gains in the quarter were $77.1 million ($14.93 per boe) and on a year to date basis, the Company has realized hedging gains in excess of $200 million ($18.88 per boe). For the remainder of the year, Pengrowth has hedged approximately 82 percent of oil production at a price of Cdn $83.44 per bbl and approximately 96 percent of natural gas production at an average price of Cdn $3.26 per Mcf (with percentages based on mid-point of production guidance).
During the quarter, Pengrowth's Lindbergh thermal oil project continued its strong performance with production remaining well above the project's nameplate capacity of 12,500 bbl per day. Second quarter average daily production of 15,532 bbl per day at an average SOR of 2.35, increased by approximately two percent from the first quarter of 2016. Thus far in 2016, production results from Lindbergh have tracked closely to expectations and the project remains on track to achieve annual average production of 15,700 bbl per day for 2016. Also in the quarter, the Company announced that it had received the anticipated EPEA approval for the 17,500 bbl per day second commercial phase of Lindbergh. With this approval, Pengrowth has the necessary regulatory approvals to produce up to 30,000 bbl per day at Lindbergh. In addition to the expansion to 30,000 bbl per day, this approval allows Pengrowth to continue to produce above the current 12,500 bbl per day nameplate capacity as well as providing the opportunity for additional incremental optimization capital to take Phase one production up to 18,000 bbl per day.
Overall corporate production in the quarter was 56,735 boe per day, which was a decline of approximately nine percent, compared the first quarter 2016 average production of 62,056 boe per day. Second quarter production levels incorporated the full impacts of: (i) property dispositions which were completed at the end of the first quarter, (ii) planned turnaround activities and (iii) integrity related maintenance activities. Pengrowth continues to estimate its full year 2016 annual average production to be within a range of 56,000 to 58,000 boe per day.

Summary of Financial & Operating Results
	Three months ended			Six months ended
(monetary amounts in millions except per boe and per share amounts)	Jun 30, 2016	Jun 30, 2015	% Change	Jun 30, 2016	Jun 30, 2015	% Change
PRODUCTION
Average daily production (boe/d)	56,735	74,113	(23)	59,396	71,737	(17)
FINANCIAL
Funds flow from operations (1) (2)	$89.1	$111.5	(20)	$195.3	$224.5	(13)
Funds flow from operations per share (1) (2)	$0.16	$0.21	(24)	$0.36	$0.42	(14)
Oil and gas sales	$137.2	$249.9	(45)	$251.4	$449.8	(44)
Oil and gas sales per boe	$26.57	$37.05	(28)	$23.26	$34.64	(33)
Realized commodity risk management gains (losses)	$77.1	$59.1	30	$204.1	$144.8	41
Realized commodity risk management gains (losses) per boe	$14.93	$8.77	70	$18.88	$11.15	69
Operating expenses	$66.7	$106.8	(38)	$136.8	$199.7	(31)
Operating expenses per boe	$12.92	$15.83	(18)	$12.65	$15.38	(18)
Royalty expenses	$7.8	$26.5	(71)	$15.9	$51.3	(69)
Royalty expenses per boe	$1.51	$3.93	(62)	$1.47	$3.95	(63)
Royalty expenses as a percent of sales	5.7%	10.6%		6.3%	11.4%
Operating netback per boe (1)	$25.46	$23.98	6	$26.44	$24.64	7
Cash G&A expenses (1)	$19.0	$22.1	(14)	$37.8	$47.0	(20)
Cash G&A expenses per boe (1)	$3.68	$3.28	12	$3.50	$3.62	(3)
Capital expenditures	$12.0	$50.8	(76)	$20.7	$149.2	(86)
Cash dispositions	$34.6	$23.5	47	$47.4	$24.0	98
Dividends paid	$—	$30.8	(100)	$—	$84.2	(100)
Dividends paid per share	$—	$0.06	(100)	$—	$0.16	(100)
Number of shares outstanding at period end (000's)	547,445	540,694	1	547,445	540,694	1
Weighted average number of shares outstanding (000's)	547,444	539,725	1	545,481	537,476	1
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(16.4)	$(38.9)	(58)	$(16.0)	$25.9	(162)
Net income (loss)	$(173.4)	$(134.4)	29	$(148.4)	$(294.9)	(50)
Net income (loss) per share	$(0.32)	$(0.25)	28	$(0.27)	$(0.55)	(51)
DEBT (3)
Senior debt				$1,504.4	$1,865.0	(19)
Convertible debentures				$126.7	$137.1	(8)
Total debt before working capital				$1,631.1	$2,002.1	(19)
CONTRIBUTION BASED ON OPERATING NETBACKS (1)
Light oil	69%	51%		73%	54%
Heavy oil	62%	47%		46%	33%
Natural gas liquids	(1)%	1%		—%	2%
Natural gas	(30)%	1%		(19)%	11%
(1)	See the Non-GAAP and Operational Measures disclosures at end of this release.
(2)	Funds flow from operations for the three and six months ended June 30, 2015 excludes $9.8 million and $93.9 million, respectively, related to the settlement of foreign exchange swap contracts.
(3)	Debt includes the current and long term portions.

Funds Flow from Operations
In the second quarter, Pengrowth generated funds flow from operations of $89.1 million ($0.16 per share) compared to first quarter 2016 funds flow of $106.2 million ($0.20 per share). The 16 percent decrease in funds flow quarter over quarter was the result of lower realized commodity risk management gains coupled with lower production volumes in the quarter, partly offset by improved oil prices.
Production
Production in the second quarter averaged 56,735 boe per day, which represents a decline of approximately nine percent compared to first quarter 2016 average daily production of 62,056 boe per day. The approximate 5,300 boe per day decline in production was mainly due to the absence of volumes from divested properties completed at the end of the first quarter (2,300 boe per day), combined with the impact of scheduled turnarounds at Olds and Judy Creek (1,400 boe per day), other planned integrity related maintenance activities (800 boe per day) and the absence of a Sable Offshore Energy Project condensate shipment and natural declines (800 boe per day).
Pengrowth continues to forecast 2016 full year average daily production to be in a range of between 56,000 and 58,000 boe per day.
Lindbergh
Lindbergh, Pengrowth's 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to ultimately develop annual production of 40,000 to 50,000 bbl per day, starting with the initial 12,500 bbl per day commercial phase which came on-stream in 2015. The EPEA application for the Lindbergh expansion to 30,000 bbl per day was approved on May 30, 2016. In addition to the expansion to 30,000 bbl per day, this approval allows Pengrowth to continue to produce above the current 12,500 bbl per day nameplate capacity as well as providing the opportunity for additional incremental optimization capital to take production up to 18,000 bbl per day.
Production from the first commercial phase at Lindbergh continues to trend well above the nameplate capacity of 12,500 bbl per day, demonstrating top quartile production rates and SORs for thermal projects. Second quarter production at Lindbergh continued to ramp-up, increasing approximately two percent from the first quarter, to an average of 15,532 bbl per day at an average SOR of 2.35. The first commercial phase of the project remains on track to achieve annual average production of 15,700 bbl per day for 2016.
Lindbergh represents a significant vehicle for production growth and the Company continues to invest capital to further the development of the second expansion phase of Lindbergh. During the quarter, Pengrowth invested $2.7 million at Lindbergh on facility design and engineering for the second expansion phase which is expected to ultimately increase total production from Lindbergh to approximately 30,000 bbl per day once the expansion phase is complete.

Capital Expenditures
Pengrowth remained focused on capital preservation despite the modest recovery in commodity prices seen in the quarter. The Company continued to defer significant development capital and instead focused capital efforts on maintenance and enhancement activities. Second quarter capital expenditures of $12.0 million increased slightly from first quarter 2016 capital expenditures of $8.7 million as a result of the maintenance activities planned during the quarter. Approximately 79 percent of the capital spent in the quarter was spent on conventional operations, directed to turnaround, safety, integrity, maintenance and enhancement activities, including the planned turnaround at the Olds facility.
Operating Expenses
Operating expenses of $66.7 million ($12.92 per boe) in the second quarter decreased by $3.4 million or five percent as compared to first quarter 2016 operating expenses of $70.1 million ($12.41 per boe) due to absence of operating expenses related to divested properties, lower utility costs, lower activity and third party service rates. These decreases were partly offset by the second quarter scheduled turnaround costs at the Olds gas facility. On a per boe basis, second quarter of 2016 operating expenses increased $0.51 per boe compared to the first quarter 2016 primarily due to lower production volumes in the quarter.
Pengrowth has achieved significant improvements in its operating expense structure over the year. As a result Pengrowth is revising its full year operating expense guidance down by approximately $65 million, to a new per unit guidance of $13.50 to $14.25 per boe.
General and Administrative Expenses
Cash General and administrative expenses of $19.0 million ($3.68 per boe) in the second quarter remained essentially unchanged compared to $18.8 million ($3.33 per boe) in the first quarter of 2016. The slight difference in expenses resulted from the mark-to-market impact of the outstanding share based incentives due to the share price at June 30, 2016 being 39 percent higher than at March 31, 2016. On a per boe basis, second quarter of 2016 cash G&A expenses increased $0.35 per boe compared to the first quarter of 2016 as a result of lower production volumes in the second quarter.
Full year 2016 cash G&A expenses are anticipated to be within original guidance of $2.75 to $3.25 per boe.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses on its earnings. In the second quarter, Pengrowth reported an adjusted net loss of $16.5 million compared to adjusted net income of $0.5 million in the first quarter of 2016. The reported net loss was primarily due to lower funds flow in the quarter coupled with a loss on disposed properties offset by a lower depletion, depreciation and amortization expense.

Financial Resources and Liquidity
Pengrowth continues with its objective to reduce its outstanding debt where possible. Long term debt at June 30, 2016 was $1.63 billion, which was slightly lower than $1.68 billion at March 31, 2016. The approximate $52 million decrease in long term debt from March 31, 2016 was primarily due to the repayment of the balance outstanding under Pengrowth's credit facilities. Year to date, Pengrowth's focus on cost management and debt reduction has resulted in the Company successfully reducing its outstanding debt by approximately $225 million, from $1.86 billion at December 31, 2015, through a combination of cash repayments and the impact of favourable foreign exchange movements in respect of US dollar denominated term debt. The Company also had $54.1 million of cash on hand at the end of the quarter. The majority of Pengrowth's long term debt and interest payments are denominated in U.S. dollars and, as such, is subject to fluctuations in the exchange rate between the Canadian and U.S. dollars. Pengrowth holds a series of swap contracts in order to fix the foreign exchange rate on a significant portion of principal for Pengrowth's U.S. dollar denominated term debt. The swaps offset a significant portion of foreign exchange gains/losses on U.S. dollar denominated debt.

At June 30, 2016, Pengrowth maintained a $1.0 billion committed revolving credit facility which is covenant based and not subject to review until March 31, 2019. At the end of the quarter, the $1.0 billion credit facility was undrawn. The Company has no scheduled debt maturities prior to 2017 and expects to have $150 to $200 million of cash on the balance sheet at the end of the year, which could be directed to retiring 2017 debt maturities.

Pengrowth was in compliance with all financial covenants under its senior unsecured notes and credit facilities as at June 30, 2016. The Company anticipates it will remain in compliance with such covenants for the remainder of 2016; however, if commodity prices remain at or below July 1, 2016 GLJ forecast pricing for WTI crude oil and AECO natural gas and a U.S. $0.75 per Cdn $1 exchange rate, Pengrowth may not remain in compliance with certain financial covenants in its senior unsecured notes and credit facilities during the second half of 2017. If the Company is unable to obtain a waiver or relaxation of such covenants and is not able to remain in compliance with them, the senior unsecured notes and credit facilities may become due on demand.

There can be no assurance that Pengrowth would be able to obtain a relaxation or waiver of the covenants in its senior unsecured notes and credit facilities. Pengrowth intends to continue with its previously announced asset disposition efforts, the planned monetization of foreign exchange and commodity hedge contracts, and to apply the proceeds along with cash from operations to reduce its indebtedness.

Commodity Risk Management
Pengrowth has significant oil and natural gas hedges in place through the end of 2018 that are expected to provide a substantial degree of cash flow certainty notwithstanding volatile commodity prices. For the remainder of 2016, the Company has approximately 23,250 bbl per day of crude oil (82 percent of 2016 estimated crude oil production) hedged at Cdn $83.44 per bbl and approximately 125 million MMcf per day of natural gas (96 percent of 2016 estimated natural gas production) hedged at Cdn $3.26 per Mcf. The Company also has significant natural gas hedges in place for 2017 and 2018 and continues to target opportunities to add additional crude oil and natural gas hedges for 2017 and 2018 should the commodity price opportunity present itself.

The mark to market value of Pengrowth's hedge book, including foreign exchange hedges, was approximately $220 million as at July 29, 2016.

A summary of Pengrowth's commodity risk management contracts in place as at June 30, 2016 is provided in the table below. A complete listing of all risk management contracts in place is available in the MD&A.
Summary of Commodity Risk Management Contracts
	Volume	% of 2016 production	Average Price
Crude Oil (bbl per day)			($Cdn/bbl)
Remainder of 2016	23,250	82	$83.44
2017	15,000	53	$65.50
2018	5,500	19	$80.49
Natural Gas (MMcf per day)			($Cdn/Mcf)
Remainder of 2016	124.4	96	$3.26
2017	90.6	70	$3.47
2018	66.3	51	$3.59
2019	2.4	2	$3.52

Outlook
The Company is continuing with its cost and production optimization efforts which, to date, have allowed it to generate significant cost savings across all segments of its business, which have been applied to debt reduction. Pengrowth remains committed to ensuring its financial flexibility and, after capital spending, expects to direct all excess cash flow from its hedging program, disposition proceeds and funds flow from operations towards further reductions to its outstanding debt position.

Following the successful results in the second quarter, the Company is taking the opportunity to update its 2016 full year operating expense guidance to account for the results achieved in the first half of the year. Full year operating expense guidance has been lowered by approximately $65 million, with full year per unit guidance now at $13.50 to $14.25 per boe.

Analyst call
Pengrowth will host an analyst call and listen only audio webcast beginning at 6:30 A.M. Mountain Time (MT) on Friday, August 5, 2016, during which management will review Pengrowth's second quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (866) 223-7781 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/7719

Pengrowth's unaudited Financial Statements for the three months ended June 30, 2016 and related Management's Discussion and Analysis can be viewed on Pengrowth's website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, 2016 operating expenses; ability to increase Lindbergh Phase one production to approximately 18,000 bbl per day by the end of 2017; hedge position and anticipated percentage of production that such hedges represent; anticipated annual average production at Lindbergh for 2016; overall corporate production guidance for 2016; ultimate production potential of Lindbergh; ability for Lindbergh to produce above the original 12,500 bbl per day nameplate capacity; growth potential and future optimization opportunities at Lindbergh; plans to reduce outstanding indebtedness; impact of currency fluctuations on U.S. dollar denominated indebtedness; scheduled debt maturities and expectation to have cash on hand by the end of the year that could be directed toward 2017 debt maturities; expectations with respect to covenant compliance through the remainder of 2016 and 2017; expectation that hedges will provide a substantial degree of cash flow certainty through 2016; Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth's ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth's ongoing business on an overall basis.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth's ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth's ongoing business on an overall basis.

 These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.